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______________________________
______________________________
______________________________

     RE:  Consulting Services to fonix corporation

Dear __________________:

     This letter confirms your authorization to act as a consultant to fonix corporation ("fonix") concerning possible partnerships and/or joint ventures with other companies in the computer software industry. You have previously identified and introduced certain parties to fonix. It is anticipated that you will continue to do so in the future. fonix has and shall continue to assume complete responsibility for negotiations with any party introduced by you.

     For the various professional consulting services described above rendered to fonix by you, the Board of Directors of fonix has recently authorized the issuance of ______________ warrants valued at $_______ per warrant. Warrant rights are for a period of _________ years from the date hereof and allow the holder thereof to acquire one share of common stock of fonix at $_______ per share for each warrant issued. Proper documentation will follow, reflecting the authorized issuance of these Warrants.

     You agree that exercise of the Warrants is subject to the opinion of fonix's securities counsel that delivery of the Warrants and exercise thereof would not constitute a violation of any applicable law or regulation nor would it in any way jeopardize the availability of an exemption from registration requirements of the Securities Act of 1933, as amended, or any state securities registration requirements.

     We appreciate your interest and continued support of fonix.

                                   Sincerely,



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